UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 5, 2024

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

Bradesco's transformation continues and the bank's results reflect both the greater operational traction and the impact from the cumulative changes. The loan portfolio accelerated in 2Q24, with an emphasis on Micro, Small and Medium-Sized Enterprises (MSME) and Individuals. The downward trend in delinquencies continued, benefiting from 91% of the expanded portfolio being concentrated in AA-C ratings and more secure lines. Collection processes are also being improved and past due indicators remain low in new vintages. As a result, the cost of credit continues to normalize in all segments. Client NII net of provisions expanded strongly and should continue to recover going forward, and gross client NII reached an inflection point in 2Q24 and should continue to grow in the coming quarters. Fee and commissions income is gradually recovering, benefiting from various lines. We have accelerated the adjustment of our footprint and continue to invest in digital channels. Adjusting the way we serve clients will gradually increase efficiency and profitability, keeping us close and improving our clients' experience. Our transformation office detailed the key initiatives of the strategic plan, defining delivery schedules and the expected financial impact. The execution is underway and will help us resume profitability and evolve the bank, making it more agile and efficient in a sustainable way.

Recurring net income was R$4.7 billion in 2Q24, implying an ROAE of 11.4%, driven by lower expenses with loan loss provisions, higher NII, fees and income from insurance operations. Operating expenses grew in the quarter in line with expectations, impacted by civil and tax provisions.

The loan portfolio accelerated in the quarter, even controlling for the BRL depreciation, driven by SMEs and Individuals. In terms of SMEs, credit origination for medium-sized companies remained strong and we saw an important recovery in credit origination for small companies. In terms of lines, we continued to see positive growth in rural and real estate and we have seen a significant recovery in foreign trade and working capital. For Individuals, rural and real estate maintained a significant upward trend. Non-secured personal loans showed a significant recovery in the second consecutive quarter, vehicles improved, and credit cards recovered even in the retail market. In other words, the mix is changing in favor of segments and products with higher NIM.

The new vintages continued to show good quality, with leading indicators of delinquency rate at levels well below the pre-pandemic period. This evidence allows us to safely continue to grow our loan portfolio.

Over 90 days past due loans fell by 0.5 p.p. in the quarter. There was a drop in all segments. Moreover, our coverage ratio increased from 164% to 170% in the quarter.

NII resumed growth in 2Q24, driven by client NII, which increased in q/q after falling for six quarters in a row. This recovery in client NII was due to both the increase in the portfolio and the change in the mix, with a gain in the share of segments and products with a higher spread. The client NIM also rose slightly in the quarter. The NII recovery occurred even with market NII worsening due to the deterioration of macro risks and an increase in future interest rates in the period.

The combination of recovering client NII and falling loan loss provisions expenses resulted in a significant increase in the client NII net of provisions in the period, which reached its highest value since 3Q22. At the bank, credit concessions always consider the risk-adjusted return, and this is why we attach great importance to the performance of our net client NII.

Fee and commissions income topped R$9.3 billion in 2Q24, up 5.1% q/q. We saw growth on several lines, with an emphasis on capital markets, loan operations and asset management.

The performance of insurance operations was again a positive highlight, with an ROAE of 22.1%. Operating income for the insurance segment was R$4.6 billion (16.2% q/q and -4.1% y/y) and net income reached R$2.2 billion (12.7% q/q and -7.4% y/y). We saw an improvement in revenues of all segments compared to the previous quarter, and the insurance claims remained steady. The outlook remains positive for the remainder of 2024.

Tier I capital closed the quarter at 12.6%, varying -0.1 p.p. compared to March 2024 and -0.3 p.p. in 12 months, mainly impacted by risk-weighted assets (RWA), which increased due to the growth of the loan portfolio. We allocated R$5.3 billion in interest on capital to shareholders in 1H24.

We continued to implement the strategic plan and the benefits will influence our operational results partially in 2024, and in higher degree from 2025 onwards. We defined the key workstreams, all associated initiatives, delivery schedules, and expected financial impact. In terms of personnel and organizational structure, we hired two C-levels to lead HR and digital business, and we are adding talents to some of our areas such as credit and technology. We have continued to adjust our footprint as part of our proposal to improve the way we serve clients. We closed traditional branches and further activated our digital channels and our bank correspondents at Bradesco Expresso. Our customer is even more at the center of our decisions. We revitalized and added features to our app. We are reorganizing the bank so that the product areas are more integrated and focused on customer needs. Customer's voice is even more present in our daily lives with initiatives such as EscutaBRA and the customer council. In the first half of 2024, we gained over 1.8 million new customers.

Finally, we would like to note that we were able to accelerate our 2025 target of allocating R$250 billion to assets, sectors and activities that could generate socio-environmental benefits, a commitment we made in 2021. We remain committed to financing more and more sustainable businesses, supporting our clients in the transition to a greener, more resilient and inclusive economy.

In early June, we published our 2023 Integrated Report and ESG Report, reaffirming our commitment to transparency and sustainability. These documents provide details on our governance, strategy, risk and opportunity management, key financial results, and our performance in environmental, social and climate indicators.

The following information details our performance in 2Q24, including earnings data, balance sheet and various indicators.

Enjoy the Reading!

Bradesco RESULTS | 2Q24

MAIN DATA SELECTED

2Q24 vs. 1Q24 (q/q)
2Q24 vs. 2Q23 (y/y)

Recurring Net Income
R$4.7 bi
△ 12.0% (q/q) △ 4.4% (y/y)

Accrued ROAE
10.8%
△ 0.6 p.p. (q/q) ▽ 0.1 p.p. (y/y)

Basel – Tier I
12.6%
▽ 0.1 p.p. (q/q) ▽ 0.3 p.p. (y/y)

Total Net Interest Income
R$15.6 bi
△ 2.8% (q/q) ▽ 5.9% (y/y)

Client NII – net loan loss provisions
R$8.0 bi
△ 18.7% (q/q) △ 25.7% (y/y)

Fee and Commission Income
R$9.3 bi
△ 5.1% (q/q) △ 6.4% (y/y)

Operating Expenses
R$14.5 bi △ 8.3% (q/q) △ 10.6% (y/y)
Personnel + Administrative Expenses
△ 4.3% (q/q) △ 5.5% (y/y)

Expanded Loan Portfolio
R$912.1 bi
△ 2.5% (q/q) △ 5.0% (y/y)

Segment	Balance	Change
Individual	R$381.8 bi	△ 2.5% (q/q) △ 5.7% (y/y)
Companies	R$530.3 bi	△ 2.5% (q/q) △ 4.5% (y/y)

MSME	Large Corporate
△ 7.2% (q/q) △ 10.2% (y/y)	△ 0.2% (q/q) △ 1.7% (y/y)

Delinquency

15 to 90 days 3.7%	Over 90 days 4.3%
▽ 0.4 p.p. (q/q) ▽ 0.7 p.p. (y/y)	▽ 0.5 p.p. (q/q) ▽ 1.4 p.p. (y/y)

Expanded loan loss provisions R$7.3 bi
▽ 6.7% (q/q) ▽ 29.3% (y/y)

Retail loan loss provisions R$7.2 bi
▽ 1.4% (q/q) ▽ 28.5% (y/y)

INSURANCE GROUP

Recurring Net Income	Quarterly ROAE	Income from operations	Revenue	Claims Ratio
R$2.2 bi	22.1%	R$4.6 bi	R$30.2 bi	78.6%
△ 12.7% (q/q)	△ 2.3 p.p. (q/q)	△ 16.2% (q/q)	△ 8.0% (q/q)	△ 0.2 p.p. (q/q)
▽ 7.4% (y/y)	▽ 2.4 p.p. (y/y)	▽ 4.1% (y/y)	△ 18.6% (y/y)	▽ 1.6 p.p. (y/y)

KEY HIGHLIGHTS

- Improved Client NII performance, with gross and net of loan loss provisions
- Reduction of Expanded Loan Loss Provisions in all comparative periods
- Improvement of delinquency rates from 15 to 90 / >90 days and the coverage ratio >90 days
- Expanded loan portfolio growth in all segments
- Continued good performance of the insurance operations
- Operating expenses aligned with expectations
- Improved accumulated ROAE

recurring net income statement

R$ million	2Q24	1Q24	2Q23	1H24	1H23	Variation % 2Q24 x 1Q24	Variation % 2Q24 x 2Q23	Variation % 1H24 x 1H23
\\ Net Interest Income	**15,580**	**15,152**	**16,556**	**30,732**	**33,209**	**2.8**	**(5.9)**	**(7.5)**
- Client NII	15,255	14,522	16,652	29,777	33,618	5.0	(8.4)	(11.4)
- Market NII	325	630	(96)	955	(409)	(48.4)	-	-
\\ Expanded Loan Loss Provision	**(7,290)**	**(7,811)**	**(10,316)**	**(15,101)**	**(19,833)**	**(6.7)**	**(29.3)**	**(23.9)**
\\ Net Interest Margin	**8,290**	**7,341**	**6,240**	**15,631**	**13,376**	**12.9**	**32.9**	**16.9**
Income from Insurance, Pension Plans and Capitalization Bonds	4,644	3,997	4,841	8,641	8,510	16.2	(4.1)	1.5
Fee and Commission Income	9,317	8,861	8,756	18,178	17,502	5.1	6.4	3.9
Operating Expenses	(14,466)	(13,360)	(13,074)	(27,826)	(25,867)	8.3	10.6	7.6
Personnel Expenses	(6,627)	(6,368)	(6,155)	(12,995)	(12,186)	4.1	7.7	6.6
Other Administrative Expenses	(5,729)	(5,483)	(5,559)	(11,212)	(10,977)	4.5	3.1	2.1
Other Income / (Operating Expenses)	(2,110)	(1,509)	(1,360)	(3,619)	(2,704)	39.8	55.1	33.8
Tax Expenses	(2,015)	(1,918)	(2,002)	(3,933)	(3,957)	5.1	0.6	(0.6)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	109	56	229	165	270	94.6	(52.4)	(38.9)
\\ Operating Income	**5,879**	**4,977**	**4,990**	**10,856**	**9,834**	**18.1**	**17.8**	**10.4**
Non-Operating Income	34	14	17	48	56	-	-	(14.3)
Income Tax / Social Contribution	(1,100)	(675)	(393)	(1,775)	(892)	63.0	-	99.0
Non-controlling interests in subsidiaries	(97)	(105)	(96)	(202)	(200)	(7.6)	1.0	1.0
\\ Recurring Net Income	**4,716**	**4,211**	**4,518**	**8,927**	**8,798**	**12.0**	**4.4**	**1.5**

Net Income Movement in the Quarter | R$ million



4,211
△ 428
733
(305)
▽ 521
103
418
456
(1,106)
647
(441)
4,716
1Q24
Client NII
Market NII
Retail
Wholesale
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Operating Income from Insurance
Others (1)
2Q24
Net Interest Income
Expanded ALL

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

ROAE Quarterly and Accrued



10.9%
11.0%
10.0%
10.2%
10.8%
11.1%
11.3%
6.9%
10.2%
11.4%
2Q23
3Q
4Q
1Q24
2Q
Quartely
Accrued

ER / Risk-Adjusted ER



%
84.8
86.6
84.2
84.0
83.0
46.8
47.3
48.7
49.7
51.3
46.1
48.2
53.4
51.1
52.3
2Q23
3Q
4Q
1Q24
2Q
Quarterly
12-month
12-month risk-adjusted

net interest income

R$ million	2Q24	1Q24	2Q23	1H24	1H23	2Q24 x 1Q24 R$	2Q24 x 1Q24 %	2Q24 x 2Q23 R$	2Q24 x 2Q23 %	1H24 x 1H23 R$	1H24 x 1H23 %
\\ Net Interest Income	**15,580**	**15,152**	**16,556**	**30,732**	**33,209**	**428**	**2.8**	**(976)**	**(5.9)**	**(2,477)**	**(7.5)**
\\ Client NII (1)	**15,255**	**14,522**	**16,652**	**29,777**	**33,618**	**733**	**5.0**	**(1,397)**	**(8.4)**	**(3,841)**	**(11.4)**
Average Balance	734,507	710,662	715,212	722,585	719,183	380		353		125	
Gross NIM	8.6%	8.5%	9.7%	8.4%	9.7%	353		(1,750)		(3,966)	
\\ Market NII (2)	**325**	**630**	**(96)**	**955**	**(409)**	**(305)**	**(48.4)**	**421**	**-**	**1,364**	**-**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** It is composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Client NII



9.7%
9.1%
8.8%
8.5%
8.6%
3.6%
3.8%
2.7%
3.8%
4.4%
R$ billion
Total Client NII
16.7
15.8
15.4
14.5
15.3
△ 26%
△ 19%
Client NII – net of loan loss provisions
6.3
6.6
4.9
6.7
8.0
2Q23
3Q
4Q
1Q24
2Q
Gross NIM Annualized
Net NIM Annualized

Expanded Portfolio Mix (%)	June24	Mar24	June23	June24 x June23
\\ Individuals	**41.9**	**41.9**	**41.6**	**0.3 p.p.**
Payroll-deductible Loans	10.4	10.5	10.3	0.1 p.p.
Real Estate Financing	10.4	10.2	10.0	0.4 p.p.
Credit Card	7.6	7.8	8.3	(0.7) p.p.
Personal Loans	6.7	6.6	6.5	0.2 p.p.
Vehicle	3.7	3.7	3.9	(0.2) p.p.
Rural Loans	2.1	2.0	1.6	0.5 p.p.
Other	1.0	1.0	1.0	-
\\ MSME	**20.2**	**19.3**	**19.3**	**0.9 p.p.**
\\ Large Corporates	**38.0**	**38.8**	**39.2**	**(1.2) p.p.**

Change in the Client NII | R$ million



△ 5% (+733)
△ 19% (+1,254)
14,522
(7,811)
6,711
380
246
19
88
521
7,965
7,290
15,255
1Q24
Expanded ALL 1Q24
Client NII Net of ALL 1Q24
Average Volume
Spread
Products Mix
Number of Days
Expanded ALL
Client NII Net of ALL 2Q24
Expanded ALL 2Q24
2Q24

Net interest income performance in this quarter showed recovery, with a growth of 5.0%, driven by the increase in the average business turnover in all segments, especially Individuals and micro, small and medium-sized enterprises. The gross NIM increased by 0.1 p.p. in the quarter and decreased by 12 months, in connection with the change in the mix of products of Individuals, which increased the share of payroll-deductible loans, real estate and rural loans within the portfolio, and the greater risk discrimination, favoring profitability by NII, which individuals evolved 19% compared to 1Q24 and 26% when compared to 2Q23. In addition, the performance of the new vintages, which has been presenting better quality and higher production volume than the previous year and pre-pandemic period in the Individuals, contributed to the growth of the expanded portfolio and, consequently, the improvement of the NIM at 0.8 p.p. in the year. In the MSME segment, the latest vintages continue to perform well in terms of delinquency, and also show recovery in terms of volume, with a growth of 7.2% in the quarter and 10.2% in 12 months. Given the increase in volumes and improvement in the mix, the margin with deposits presented a positive contribution both in the annual and quarterly comparison, even considering the reduction in Selic in the period.

Market NII



R$ billion
(0.1)
0.0
0.7
0.6
0.3
2Q23
3Q
4Q
1Q24
2Q

The market NII in the periods reflects the recovery of the ALM result, highlighting the improvement of R$1.4 billion compared to 1H23. The variation in the quarter is related to lower earnings from arbitration.

funding sources

Funds Raised and Managed

R$3.1 tri △ **2.3%** q/q △ **9.5%** y/y

June24

Funds Raised △ **9.9%** y/y

Funds and Managed Portfolios △ **9.0%** y/y

R$ million	June24	Mar24	June23	Variation % Quarter	Variation % 12 months
Demand Deposits	43,801	41,839	45,939	4.7	(4.7)
Savings Deposits	131,430	127,387	128,301	3.2	2.4
Time Deposits + Debentures	465,371	456,676	431,062	1.9	8.0
Borrowings and Onlending	59,186	46,977	52,225	26.0	13.3
Funds from Issuance of Securities	265,891	265,101	239,361	0.3	11.1
Interbank Deposits	1,518	1,998	1,534	(24.0)	(1.0)
Subordinated Debts	51,251	50,284	49,461	1.9	3.6
\\ Subtotal	**1,018,448**	**990,262**	**947,882**	**2.8**	**7.4**
Obligations for Repurchase Agreements	320,800	309,512	267,648	3.6	19.9
Working Capital (Own / Managed)	126,145	127,711	128,631	(1.2)	(1.9)
Foreign Exchange Portfolio	28,969	24,185	22,565	19.8	28.4
Payment of Taxes and Other Contributions	6,097	5,806	6,310	5.0	(3.4)
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	382,390	372,673	340,542	2.6	12.3
\\ Funds raised	**1,882,848**	**1,830,149**	**1,713,578**	**2.9**	**9.9**
\\ Investment Funds and Managed Portfolios	**1,230,225**	**1,214,293**	**1,128,803**	**1.3**	**9.0**
\\ Total Assets under Management	**3,113,072**	**3,044,442**	**2,842,381**	**2.3**	**9.5**

Loans vs. Funding

We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

In order to evaluate loan operations vs. funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	June24	Mar24	June23	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Floating	49,898	47,644	52,249	4.7	(4.5)
Savings Deposits	131,430	127,387	128,301	3.2	2.4
Interbank Deposits	1,518	1,998	1,534	(24.0)	(1.0)
Time Deposits + Debentures	465,371	456,676	431,062	1.9	8.0
Funds from Financial Bills	257,200	257,579	230,932	(0.1)	11.4
\\ Customer Funds (1)	**905,416**	**891,285**	**844,077**	**1.6**	**7.3**
(-) Reserve Requirements	(129,625)	(124,265)	(117,876)	4.3	10.0
(-) Available Funds (Brazil)	(14,122)	(14,478)	(14,630)	(2.5)	(3.5)
\\ Customer Funds Net of Reserve Requirements	**761,668**	**752,543**	**711,571**	**1.2**	**7.0**
Borrowings and Onlending	59,186	46,977	52,225	26.0	13.3
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	90,378	85,298	89,337	6.0	1.2
\\ Total Funding (A)	**911,233**	**884,817**	**853,133**	**3.0**	**6.8**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**800,559**	**783,095**	**769,700**	**2.2**	**4.0**
\\ B / A	**87.9%**	**88.5%**	**90.2%**	**(0.6) p.p.**	**(2.4) p.p.**

(1) It considers: Demand Deposits, Floating, Saving Deposits, Interbank Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

loan portfolio

expanded portfolio

R$912.1 bi

△ 2.5% q/q △ 5.0% y/y

individuals

△2.5% q/q

△5.7% y/y

companies

△2.5% q/q

△4.5% y/y

MSMEs

△7.2% q/q △10.2% y/y

large corporate

△0.2% q/q △1.7% y/y

highlights

personal loans | individuals

△3.5% q/q △8.0% y/y

rural loans | individuals

△5.5% q/q △40.4% y/y

rural loans | companies

△8.2% q/q △32.3% y/y

real estate financing | individuals

△4.0% q/q △9.4% y/y

real estate financing | companies

△5.6% q/q △20.3% y/y

Bacen Portfolio vs. Expanded Portfolio

R$ million	June24	Mar24	June23	Variation % Quartely	Variation % 12 months
Individuals	374,809	366,987	357,105	2.1	5.0
Companies	283,273	269,260	269,467	5.2	5.1
\\ Loan Portfolio - Bacen	**658,082**	**636,247**	**626,572**	**3.4**	**5.0**
Sureties and Guarantees	111,533	106,823	98,987	4.4	12.7
Securities (1)	93,617	99,251	99,757	(5.7)	(6.2)
Other	48,859	47,597	43,371	2.7	12.7
\\ Expanded Loan Portfolio	**912,092**	**889,918**	**868,687**	**2.5**	**5.0**
\\ Companies	**530,317**	**517,362**	**507,609**	**2.5**	**4.5**
Large Corporates	346,252	345,659	340,553	0.2	1.7
Micro, Small and Medium-Sized Enterprises	184,065	171,703	167,056	7.2	10.2
\\ Individuals	**381,775**	**372,556**	**361,077**	**2.5**	**5.7**
			Without exchange variation	**1.5**	**3.6**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

In the comparative periods the Expanded Loan Portfolio showed growth in all segments and practically all loan modalities, especially Individuals and MSMEs. The growth reflects the adjustments made in the origination that presents better credit quality. At the moment, we already have origination in Individuals compatible with 2019 levels. In SMEs the originated volume is gradually improving.

Changes in Expanded Loan Portfolio



R$ million
889,918
9,219
12,362
593
912,092
41%
56%
3%
Representativeness
Mar24
Individuals
MSME
Large Corporates
June24

Total of **R$84** billion in **loans released** in 2Q24, out of which **R$34** bi released through **digital channels**, with emphasis on personal and payroll-deductible loans.

loan portfolio

Expanded Loan Portfolio by Client Profile, Product and Currency

R$ million	June24	Mar24	June23	Variation % Quarter	Variation % 12 months
\\ Individuals	**381,775**	**372,556**	**361,077**	**2.5**	**5.7**
Consumer Financing	**259,096**	**254,829**	**252,101**	**1.7**	**2.8**
Payroll-deductible Loans	94,465	93,727	89,842	0.8	5.1
Credit Card	69,507	69,012	72,165	0.7	(3.7)
Personal Loans	61,083	58,993	56,581	3.5	8.0
CDC/Vehicle Leasing	34,041	33,097	33,514	2.8	1.6
Real Estate Financing	**94,639**	**91,038**	**86,522**	**4.0**	**9.4**
Other Products	**28,040**	**26,689**	**22,454**	**5.1**	**24.9**
Rural Loans	19,098	18,097	13,606	5.5	40.4
Other	8,941	8,592	8,848	4.1	1.1
\\ Companies	**530,317**	**517,362**	**507,609**	**2.5**	**4.5**
Working Capital	130,672	127,207	133,367	2.7	(2.0)
Foreign Trade Finance	49,708	43,506	46,371	14.3	7.2
Real Estate Financing	26,715	25,305	22,216	5.6	20.3
BNDES/Finame Onlendings	16,221	15,136	16,274	7.2	(0.3)
CDC/Leasing	27,916	27,703	26,611	0.8	4.9
Rural Loans	35,170	32,504	26,588	8.2	32.3
Sureties and Guarantees	110,890	106,236	98,407	4.4	12.7
Securities	93,617	99,251	99,757	(5.7)	(6.2)
Other	39,408	40,513	38,019	(2.7)	3.7
\\ Expanded Loan Portfolio	**912,092**	**889,918**	**868,687**	**2.5**	**5.0**
Real	822,898	821,193	809,923	0.2	1.6
Foreign Currency	89,194	68,725	58,764	29.8	51.8

Portfolio Mix - %



42.4
19.7
37.9
39.8
20.7
39.5
39.8
19.8
40.4
39.2
19.1
41.7
38.0
20.2
41.8
2020
2021
2022
2023
June24
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

Product Mix Individuals



Other 11%
Rural Loans 5%
Payroll-deductible Loans 25%
Real Estate Financing 25%
June24
Credit Card 18%
Personal Loans 16%

Product Mix Companies



Other 20%
Working Capital 25%
Rural Loans 7%
June24
Foreign Trade Finance 9%
Securities 18%
Sureties and Guarantees 21%

loan portfolio

Real Estate Financing

Portfolio
R$ billion



▲ 11.6%
108.7
111.3
113.9
116.3
121.4
22.2
23.4
24.5
25.3
26.7
86.5
87.9
89.4
91.0
94.6
June23
Sept
Dec
Mar24
June
Individuals
Companies

Origination
R$ millions



▲ 115.1%
4,307
5,889
7,795
6,889
9,266
1,734
2,472
3,980
2,266
3,185
2,573
3,416
3,815
4,623
6,081
2Q23
3Q
4Q
1Q24
2Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 2Q24

Average term: **360 Months**

R$712 Thousand	R$450 Thousand	63.3%	51.3%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Units Financed



▲ 116.3%
10,586
12,720
18,971
15,116
22,898
4,736
5,569
10,892
6,523
9,958
5,850
7,151
8,079
8,593
12,940
2Q23
3Q
4Q
1Q24
2Q
Borrower
Builder

Payroll-Deductible Loans

Portfolio



%
61.4
62.0
63.2
61.4
60.7
R$ billion
89.8
90.5
91.8
93.7
94.5
88.9%
91.7%
50.2
54.3
58.4
61.9
64.6
38.7
35.2
32.0
29.2
27.1
11.1
10.5
9.6
8.9
8.3
June23
Sept
Dec
Mar24
June
Digital Channels %
Branches Network %
Correspondent %
Payroll-deductible Loans / Total Personal Loans

Distribution of the Portfolio by Sector

%



49.9
50.6
51.1
5.3
5.0
4.9
44.8
44.4
44.0
June23
Mar24
June24
Public Sector
Private Sector
Social Security National Institute (INSS)

Consigned Market Share | **14.3%**

15.9%	11.5%	13.5%
Social Security	Private	Public

The volume of payroll-deductible loans grew 5.1% in 12 months, highlighting the evolution of 14.4 p.p. of portfolio share originated through digital channels, which in addition to offering a better experience for clients, generates higher profitability.

loan portfolio

Vehicle Financing

Portfolio

R$ billion



60.9
60.6
60.9
61.5
62.8
27.0
27.2
27.6
28.0
28.5
33.9
33.4
33.3
33.4
34.3
June23
Sept
Dec
Mar24
June
Individuals
Companies

Distribution of the Portfolio by Product

%



8.1
1.4
June24
90.5
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Expanded Loan Portfolio Distribution | By Economic Sector

R$ million	June24	%	Mar24	%	June23	%
Public Sector	**13,734**	**1.5**	**13,681**	**1.5**	**12,061**	**1.4**
Private Sector	**898,358**	**98.5**	**876,237**	**98.5**	**856,626**	**98.6**
\\ Total	**912,092**	**100.0**	**889,918**	**100.0**	**868,687**	**100.0**
Companies	**530,317**	**58.1**	**517,362**	**58.1**	**507,610**	**58.4**
Services	121,035	13.3	104,327	11.7	97,623	11.2
Transportation and Concession	44,055	4.8	41,770	4.7	38,537	4.4
Retail	44,052	4.8	44,961	5.1	51,117	5.9
Production and Distribution of Electricity	32,273	3.5	33,483	3.8	30,445	3.5
Real estate and Construction Activities	31,996	3.5	32,154	3.6	31,841	3.7
Wholesale	26,577	2.9	25,192	2.8	26,662	3.1
Food products	21,000	2.3	20,448	2.3	23,871	2.7
Automotive	10,957	1.2	10,954	1.2	10,882	1.3
Petrol, Derived and aggregated activities	10,882	1.2	9,772	1.1	8,439	1.0
Other Sectors	187,490	20.6	194,301	21.8	188,193	21.7
Individuals	**381,775**	**41.9**	**372,556**	**41.9**	**361,077**	**41.6**

loan portfolio

Portfolio by Debtors

Diversification strategy, with no relevant concentrations.



%
29.9
30.5
27.6
26.9
25.8
23.4
24.1
21.5
21.0
19.9
14.8
15.2
13.2
13.0
12.2
10.0
10.1
8.7
8.4
7.5
1.5
1.6
1.4
1.5
1.2
June23
Sept
Dec
Mar24
June
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Summary per Maturity [1]

%	June24	Mar24	June23
1 to 30 days	11.6	11.8	11.7
31 to 60 days	6.8	6.0	7.2
61 to 90 days	5.1	5.5	5.7
91 to 180 days	10.3	10.9	10.9
\\ Short-Term	**33.8**	**34.2**	**35.5**
181 to 360 days	15.2	14.1	13.8
Over 360 days	51.0	51.7	50.7
\\ Medium / Long-Term	**66.2**	**65.8**	**64.5**

(1) Only normal course operations of the Bacen Portfolio.

Rating changes in Expanded Loan Portfolio

As a consequence of the loan concession process and improving new vintages, over **98% of the new operations** in 12 months were classified in the AA-C ratings, noting that, currently, **91% of our operations** are classified in these risk ranges.

Rating changes in Expanded Loan Portfolio between June 2023 and 2024	Total Credit on June 2024		New Customers between July 2023 and June 2024	
Rating	R$ million	%	R$ million	%
AA - C	831,223	91.1%	76,728	98.3%
D	14,047	1.6%	387	0.5%
E - H	66,822	7.3%	909	1.2%
\\ Total	**912,092**	**100.0%**	**78,024**	**100.0%**

Expanded Portfolio by Rating and Client Size (In %)

Customer Profile	June24			Mar24			June23		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	94.4	0.2	5.4	93.7	1.5	4.8	93.3	0.3	6.4
Micro, Small and Medium-Sized Enterprises	89.0	1.9	9.1	87.3	2.2	10.5	85.1	3.0	11.9
Individuals	89.2	2.6	8.2	88.3	2.8	8.9	85.6	4.1	10.3
\\ Total	**91.1**	**1.6**	**7.3**	**90.2**	**2.2**	**7.6**	**88.5**	**2.4**	**9.1**

expenses with expanded loan loss provisions

R$ million	2Q24	1Q24	2Q23	1H24	1H23	Variation % 2Q24 x 1Q24	Variation % 2Q24 x 2Q23	Variation % 1H24 x 1H23
Loan Loss Provision Expenses	(8,465)	(8,435)	(10,362)	(16,900)	(20,088)	0.4	(18.3)	(15.9)
Income from Credit Recovery	1,473	1,288	1,168	2,761	2,098	14.4	26.1	31.6
Impairment of Financial Assets	301	(25)	(432)	276	(713)	-	-	-
Granted Discounts / Other [1]	(599)	(639)	(690)	(1,238)	(1,130)	(6.3)	(13.2)	9.6
\\ Expanded ALL	**(7,290)**	**(7,811)**	**(10,316)**	**(15,101)**	**(19,833)**	**(6.7)**	**(29.3)**	**(23.9)**

(1) Includes the result with BNDU (non-financial assets held for sale), provision for sureties and guarantees and other.

Expanded Loan Loss Provisions / Expanded Loan Portfolio



%
4.8
4.2
4.8
3.5
3.2

Expanded Loan Loss Provisions



R$ billion
10.3
9.2
10.5
7.8
7.3
2Q23
3Q
4Q
1Q24
2Q
Without Large Corporate Client
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

Loan Loss Provisions - Retail



R$ billion
▽1.4% (q/q)
▽28.5% (y/y)
10.1
8.8
8.5
7.3
7.2
2Q23
3Q
4Q
1Q24
2Q

Improvement of vintages' quality

Expense reduction in all comparative periods

Efficiency in the collection

Expanded Loan Loss Provisions / Expanded Loan Portfolio decreased by 0.3 p.p. in the quarter and 1.6 p.p. in the year, reflecting new vintages' better quality in the retail operations (Individuals and Companies), and the improvements implemented in the credit granting and recovery journey, which generate higher efficiency in collection, resulting in higher loan recovery revenues.

It should be noted that even with reduced Loan Loss Provision expenses in the periods, our coverage ratio over 90 days increased in the quarter and in the last four quarters we provisioned 100% of the NPL Creation.

loan indicators

Delinquency Ratios - Reduction in all segments

Total ratio over 15 to 90 days
improvement of 0.4 p.p. q/q

Total ratio over 90 days
improvement of 0.5 p.p. q/q

Improvement in the indicator over 90 days for the fourth consecutive quarter, driven by the reduction in the all segments, reflecting the quality of the new vintages that tend to present a lower level of delay. The indicator from 15 to 90 days also showed improvement in all segments in the quarter.



15 to 90 days - %
Over 90 days - %
June22
Sept
Dec
Mar23
June
Sept
Dec
Mar24
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Considering Large Corporate Client 100% provisioned: **(1)** 5.9%, 6.1%; 5.2% and 5.0%; and **(2)** 1.9%, 3.2%; 1.1%; and 1.5%.

Renegotiated portfolio

Our renegotiated active portfolio reduced 3.1% compared to Mar24, and represents 5.8% of the Bacen portfolio considering write-off loans. We maintain robust levels of provision for this portfolio, representing 2.2 times the total of past due loansover 90 days. The increase in the delinquency of this portfolio comes from older vintages.



Evolution of the balance of the Portfolio
R$ billion
(q/q)
(y/y)
31.4
38.0
39.0
39.1
38.8
37.9
(2.4)%
(0.3)%
5.1
4.2
4.3
4.2
4.2
4.3
3.3%
2.4%
26.3
33.8
34.7
34.9
34.6
33.5
(3.1)%
(0.6)%
June22
June23
Sept
Dec
Mar24
June
Originated from portfolio in write-off
Originated from active portfolio



Renegotiated Portfolio / Bacen Portfolio
%
5.0
5.1
5.2
5.7
6.1
6.2
6.2
6.1
5.8
June22
Sept
Dec
Mar23
June
Sept
Dec
Mar24
June
Provision (Loan Loss Provisions) / Renegotiated Portfolio
%
62.7
62.5
63.3
63.3
61.6
62.0
60.2
61.8
63.1
2.2x
Delinquency ratio over 90 days | Renegotiated Portfolio
%
18.2
19.8
21.6
23.1
23.7
23.5
22.9
25.3
28.1

loan indicators

Coverage Ratios and Provision

Coverage Ratio - %



327
298
310
278
244
239
264
260
260
218
201
204
182
164
155
165
164
170
101
98
105
99
92
87
86
85
87
June22
Sept
Dec
Mar23
June
Sept
Dec
Mar24
June
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
Coverage Ratio over 90 Days
Coverage Ratio over 90 Days + Renegotiation

Portfolio in Arrears



R$ million
27,648
22,366
30,108
25,076
34,269
28,277
40,351
32,906
43,511
36,773
43,710
38,109
38,241
32,597
37,631
31,546
34,144
28,507
June22
Sept
Dec
Mar23
June
Sept
Dec
Mar24
June
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

Composition of the Provision



%
7.7
7.8
8.8
9.3
9.6
9.4
8.6
8.1
7.4
R$ million
48,790
8,749
21,309
18,732
50,334
9,743
19,799
20,792
57,741
11,081
22,809
23,850
60,032
9,397
21,880
28,756
60,196
7,013 *
20,728
32,455
59,137
5,683
19,275
34,179
53,901
5,774
17,740
30,387
51,643
6,175
16,372
29,097
48,508
6,083
17,106
25,319
Expected Losses
Incurred Losses
June22
Sept
Dec
Mar23
June
Sept
Dec
Mar24
June
Specific
Generic
Complementary
Total Provision - in relation to the portfolio

* In June 2023, the provision of a Large Corporate client, 100% provisioned in December 2022, was moved from supplementary provision to specific provision.

NPL Creation | 90 Days vs. Write-offs

The NPL Creation in relation to the portfolio showed an improvement of 0.5 p.p. compared to 2Q23, with a reduction in all segments, while in the quarter the improvement was 0.1 p.p. highlighting the MSME segment. In the last four quarters, our average level of provision (gross loan loss provisions) for new defaults was 100%.

NPL Creation



90%
92%
114%
98%
97%
1.8%
1.6%
1.3%
1.4%
1.3%
R$ million
11,571 (1)
9,987 (2)
8,066 (3)
8,643 (4)
8,760
7,235
6,473
5,059
5,732
6,210
3,615
3,325
2,895
2,856
2,424
722
189
112
55
127
2Q23
3Q
4Q
1Q24
2Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals
NPL Creation / Bacen Portfolio
Gross Loan Loss Provisions Expenses / NPL Creation - 90 days

With Large Corporate client 100% provisioned: **(1)** R$13.0 bi; **(2)** R$11.7 bi; **(3)** R$8.6 bi; and **(4)** R$9.7 bi.

Write-offs



R$ million
9,134
10,314
14,092
10,743
11,799
6,066
6,970
7,305
6,836
6,706
2,849
3,127
3,541
3,317
3,422
218
216
3,245
589
1,671
2Q23
3Q
4Q
1Q24
2Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

fee and commission income

R$ million	2Q24	1Q24	2Q23	1H24	1H23	Variation % 2Q24 x 1Q24	Variation % 2Q24 x 2Q23	Variation % 1H24 x 1H23
Card Income	3,720	3,718	3,655	7,438	7,275	0.1	1.8	2.2
Checking Account	1,722	1,670	1,795	3,392	3,643	3.1	(4.1)	(6.9)
Asset Management	865	813	778	1,678	1,558	6.4	11.2	7.7
Consortia	638	648	525	1,286	1,095	(1.5)	21.5	17.4
Loans Operations	688	606	533	1,294	1,082	13.5	29.1	19.6
Collections and Payments	490	504	547	994	1,106	(2.8)	(10.4)	(10.1)
Custody and Brokerage Services	344	342	341	686	681	0.6	0.9	0.7
Capital Market / Financial Advisory Services	475	205	246	680	391	131.7	93.1	73.9
Other	375	355	336	730	671	5.6	11.6	8.8
\\ Total	**9,317**	**8,861**	**8,756**	**18,178**	**17,502**	**5.1**	**6.4**	**3.9**
\\ Business Days	**63**	**61**	**61**	**124**	**124**	**2**	**2**	**-**

Card Income

The amount transacted on credit cards surpassed the R$81 billion mark, the largest historical series, and revenues rose 2.2% in the half year, representing 40% of total fees and commission income. Of total revenues, around 50% come from high-income cards, whose revenue grew 12% in the annual comparison.



Volume Traded - Credit Cards
R$ million
78,810
80,170
79,601
80,522
81,147
2Q23
3Q
4Q
1Q24
2Q

Checking Account

The variations in the periods reflect our search for always improve the service offer to our customers and also our position in relation to the environment competitive.



Checking Account Holders
In million
38.3
38.3
38.1
38.3
38.6
2Q23
3Q
4Q
1Q24
2Q

Loans Operations

Growth in the periods reflects the higher volume of credit origination, with emphasis on working capital, real estate and commissions on guarantees provided (guarantees and sureties).

Asset Management

Increase in the of Investment Funds revenue in all periods presented. This growth has been reflected especially in the net fund raising, aligned with the efforts of the entire distribution team, including Managers and Investment Specialists, who are focused on leveraging market opportunities for our clients.

Our funds continue to stand out, being among the most profitable in the industry, as indicated by the Funds Guide of Valor Econômico – FGV.



Market Share
16.4%
Investments Funds and Managed Portfolios
R$ billion
▲ 9%
1,129
1,156
1,193
1,214
1,230
June23
Sept
Dec
Mar24
June



fee and commission income



Number of Outstanding Consortium Quotas
In thousands
1,497
1,525
1,531
1,531
1,520
1,100
1,125
1,139
1,134
1,121
150
153
149
149
147
247
247
243
248
252
2Q23
3Q
4Q
1Q24
2Q
Number of Outstanding Consortium Quotas
Auto

Consortia

Market Share
Auto 24.1% | Real Estate 13.6% | Trucks, Tractors and Agricultural Implements 18.2%

Increase in fee and commission income in comparison with the previous year, highlighting the 21% of the global market share.

Key highlights of 1H24:
- More than 117 thousand quotas contemplated (R$7.4 billion concessions in letter of credit);
- Agro Bradesco Consortium had revenues of more than R$900 million, a growth of 49% vs. 1H23; and
- Digital sales grew in income more than 58% compared to 1H23.

Collections and Payments Revenues reached R$490 million in the quarter, representing 5% of total fee and commission income, in a resilient performance in comparison to the new modalities available in the market.

Capital Market / Financial Advisory Services
The quarter results reflect good performances in capturing business opportunities in the capital market in all segments. We advised in 122 operations in 2Q24, totaling about R$148 billion in volume of transactions. Below are the main highlights:

Fixed Income: Advisory services and structuring of 116 transactions with a volume of R$138.1 billion.

Variable Income: Coordination and distribution of five operations with a volume of R$9.8 billion.

Custody - In the 2Q24, we registered R$2.4 trillion of assets under custody, a growth of 10% in 12 months.

Assets under Custody
R$ billion



▲ 10%
2,188
2,227
2,337
2,351
2,398
2Q23
3Q
4Q
1Q24
2Q

operating expenses

The performance of our operating expenses reflects our strategy to adjust the cost of serving, which already presents positive results. In this quarter, we accelerated movements in the physical network and maintained strict cost control, without compromising investments in technology, development, infrastructure and strengthening the framework with greater hiring in the areas of technology, credit and investments. **Variations in periods are within our estimates for the annual guidance.**

R$ million	2Q24	1Q24	2Q23	1H24	1H23	Variation % 2Q24 x 1Q24	Variation % 2Q24 x 2Q23	Variation % 1H24 x 1H23
\\ Personnel Expenses	**(6,627)**	**(6,368)**	**(6,155)**	**(12,995)**	**(12,186)**	**4.1**	**7.7**	**6.6**
Payroll, Social Charges, Benefits and Training	(5,430)	(5,338)	(5,073)	(10,768)	(10,014)	1.7	7.0	7.5
Management and Employee Profit Sharing	(648)	(617)	(706)	(1,265)	(1,417)	5.0	(8.2)	(10.7)
Terminations Costs and Provision for Labor Claims	(549)	(413)	(376)	(962)	(755)	32.9	46.0	27.4
Total Administrative Expenses	**(5,729)**	**(5,483)**	**(5,559)**	**(11,212)**	**(10,977)**	**4.5**	**3.1**	**2.1**
Administrative Expenses	**(4,606)**	**(4,369)**	**(4,520)**	**(8,975)**	**(8,903)**	**5.4**	**1.9**	**0.8**
Outsourced Services	(1,452)	(1,276)	(1,405)	(2,728)	(2,690)	13.8	3.3	1.4
Data Processing and Communication	(959)	(979)	(963)	(1,938)	(2,023)	(2.0)	(0.4)	(4.2)
Facilities (1)	(659)	(669)	(662)	(1,328)	(1,315)	(1.5)	(0.5)	1.0
Financial System Services	(305)	(305)	(365)	(610)	(653)	-	(16.4)	(6.6)
Advertising and Marketing	(384)	(334)	(311)	(718)	(598)	15.0	23.5	20.1
Transportation	(196)	(192)	(188)	(388)	(384)	2.1	4.3	1.0
Other (2)	(651)	(614)	(626)	(1,265)	(1,240)	6.0	4.0	2.0
Depreciation and Amortization	**(1,123)**	**(1,114)**	**(1,039)**	**(2,237)**	**(2,074)**	**0.8**	**8.1**	**7.9**
\\ Other Operating Expenses Net of Revenue	**(2,110)**	**(1,509)**	**(1,360)**	**(3,619)**	**(2,704)**	**39.8**	**55.1**	**33.8**
Expenses with Marketing of Cards	(603)	(530)	(460)	(1,133)	(929)	13.8	31.1	22.0
Civil and Tax Contingencies	(772)	(583)	(163)	(1,355)	(9)	32.4	-	-
Claims	(172)	(122)	(168)	(294)	(321)	41.0	2.6	(8.3)
Other	(563)	(274)	(570)	(837)	(1,446)	105.5	(1.2)	(42.1)
\\ Total Operating Expenses	**(14,466)**	**(13,360)**	**(13,074)**	**(27,826)**	**(25,867)**	**8.3**	**10.6**	**7.6**

(1) Contemplates Asset Maintenance and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels and Materials.

84.7 thousand employees

Personnel Expenses – The variation of the quarter is related to the reinforcement of the employees, mainly in the areas of technology concentrated on analytics and data scientists, investment and credit specialists, higher expenses with profit sharing given the growth of profit, investments in training and expenses with labor lawsuits. In addition to these effects, the variations in relation to 2023 include the effect of the collective agreement, which adjusted wages and benefits by 4.58% from September 2023.

Administrative Expenses – Variations reflect spending on institutional campaigns and higher expenses on third-party services related to collection actions and consulting expenses related to our transformation project.

It is worth noting that the administrative expenses of 1H24 vs. 1H23 grew 2.1%, below inflation rates, due to the strict cost control and continuous improvement of our service network, committed to the balance between operational efficiency and the quality of services offered to our clients, focused on providing the best customer experience and driving business creation in an agile and assertive way.

Branches / Business Units / Service Centers



8,227
7,527
7,477
7,388
7,173
6,762
4,325
4,009
3,958
3,873
3,667
3,443
976
731
765
820
802
809
2,926
2,787
2,754
2,695
2,704
2,510
June22
June23
Sept
Dec
Mar24
June
Service Centers
Business Units
Branches
Retail + Prime: 2,240
Companies & Business: 122
Digital Platform: 75
Corporate: 73

Other Operating Expenses Net of Revenue – The variations in the periods reflect the movements in civil and fiscal contingencies, higher expenses with card commercialization, driven by the high-income segment and higher operational provisions, observed both in the financial and insurance activities.

dynamics of the insurance business

2Q24

Net Income	ROAE	Revenues from Insurance Premiums, Pension Contributions and Capitalization Bonds
R$2.2 billion △12.7% q/q	22.1%	R$30.2 billion △8.0% q/q

Grupo Bradesco Seguros recorded a net income of R$2.2 billion in 2Q24, a growth of 12.7% compared to 1Q24, with an evolution of the ROAE from 19.8% to 22.1%. The revenue from premiums, pension contributions and capitalization bonds amounted to R$30.2 billion (+8.0% vs. 1Q24). In 1H24, the net income reached R$4.1 billion (+0.1% vs. 1H23), and the revenues and contributions totaled R$58.2 billion (+15.2% vs. 1H23).

The increase in premium revenues, pension contributions and revenues with capitalization bonds and the positive performance of the financial income in 2Q24, compared to 1Q24, contributed to the advancement of the income from operations, which reached R$4.6 billion in 2Q24 (+16.2% vs. 1Q24) and R$8.6 billion in the 1H24 (+1.5% vs. 1H23). It is worth highlighting the increase in the number of customers in all of our Insurance Group companies in relation to 1Q24, and the improvement in all of the company's performance indicators in 1H24, in particular the Claims Indices, which decreased 2.6 p.p., to 78.5%, and Administrative Efficiency, which stood at 3.7%, one of the best levels of the last periods. In the year, the Technical Provisions grew by 12.3%, reaching R$382.4 billion, and the financial assets evolved 10.8%, reaching R$403.3 billion. In indemnities and benefits, R$27.4 billion were paid in 1H24 (+5.9% vs. 1H23).

In order to provide even more fluid and assertive experiences for clients and brokers, the company intensified strategic investments in technology, data intelligence and design. Among the results obtained, the sales of products marketed in digital channels reached R$2.7 billion in 1H24, reaching 2.2 million items, with a growth of 42.2% in the amount of business compared to the same period in 2023.

Atlântica Hospitais e Participações, a subsidiary of Bradseg Participações and a member of Grupo Bradesco Seguros, and Grupo D'Or, one of the main hospital networks in the country, announced an Investment Agreement aiming at the creation of a new hospital network. Bradesco Saúde (Health) has launched the *Recomendador de Planos* (Plan Recommendation) for Small and Medium-Sized Enterprises – which makes it possible to compare on the same screen the characteristics of the product, such as network, reimbursement, coverage and differentials – and a new modality of products with Specific Reimbursement.

In Private Pension Plans, Bradesco Vida e Previdência (Life and Pension) achieved significant results in 1H24, with net fund raising of R$5.0 billion in the period. Regarding products, the company launched in June the *Tag Prev PJ*, a solution which enables the configuration and simplified implementation of private pension plans for the Small and Medium-sized Enterprises segment with ten or more employees and/or monthly billing in the plan between R$10 thousand and R$50 thousand.

In Life Insurance, the product grid launched at the end of 2023 continued to achieve sales records, reaching the amount of R$1.8 billion from January to June 2024. For the second year, in May, Bradesco Travel Insurance of Bradesco Vida e Previdência was elected the Right Choice by Proteste, an entity recognized as a reference in the evaluation of products and services.

In order to mitigate the losses caused to its insured clients by the heavy rains that hit Rio Grande do Sul, Bradesco Seguros promoted emergency operations covering the segments of Auto Insurance and Property & Casualty Insurance in the region. The total amount of compensation reached R$165 million.

Bradesco Capitalização launched the Max Prêmios Livelo, in partnership with Livelo, Brazil's largest rewards program. The product allows the Individual's client to exchange their points for a capitalization bond to participate in more than 80 weekly draws in the amount of up to R$10 thousand.

insurance net income statement

R$ million	2Q24	1Q24	2Q23	1H24	1H23	Variation % 2Q24 x 1Q24	Variation % 2Q24 x 2Q23	Variation % 1H24 x 1H23
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	16,776	16,207	16,082	32,983	31,128	3.5	4.3	6.0
Retained Claims	(11,522)	(11,626)	(11,090)	(23,148)	(22,166)	(0.9)	3.9	4.4
Capitalization Bond Draws and Redemptions	(1,476)	(1,387)	(1,253)	(2,863)	(2,614)	6.4	17.8	9.5
Selling Expenses	(1,022)	(1,007)	(973)	(2,029)	(1,936)	1.5	5.1	4.8
Financial Results	1,888	1,810	2,074	3,698	4,097	4.3	(9.0)	(9.7)
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**4,644**	**3,997**	**4,841**	**8,641**	**8,510**	**16.2**	**(4.1)**	**1.5**
Fee and Commission Income	478	455	427	933	864	5.1	11.9	8.0
Personnel Expenses	(553)	(538)	(519)	(1,091)	(1,006)	2.8	6.6	8.5
Other Administrative Expenses	(555)	(510)	(502)	(1,065)	(939)	8.8	10.4	13.4
Others	(300)	(108)	(460)	(408)	(716)	-	(34.8)	(43.0)
\\ Operating Income	**3,714**	**3,296**	**3,787**	**7,010**	**6,713**	**12.7**	**(1.9)**	**4.4**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,517)	(1,346)	(1,415)	(2,863)	(2,570)	12.7	7.2	11.4
\\ Recurring Net Income	**2,197**	**1,950**	**2,372**	**4,147**	**4,143**	**12.7**	**(7.4)**	**0.1**
Life and Pension Plans	1,379	1,142	1,494	2,521	2,579	20.8	(7.7)	(2.3)
Health	335	320	243	655	353	4.6	37.9	85.8
Capitalization Bonds	173	180	150	353	329	(4.1)	15.6	7.6
Property & Casualty and Others	310	308	486	618	882	0.6	(36.2)	(29.9)
\\ Selected Asset Data								
Total Assets	434,394	422,519	392,448	434,394	392,448	2.8	10.7	10.7
Securities	403,335	392,643	364,148	403,335	364,148	2.7	10.8	10.8
Technical Provisions	382,390	372,673	340,542	382,390	340,542	2.6	12.3	12.3
Shareholder's Equity [1]	37,674	36,662	36,663	37,674	36,663	2.8	2.8	2.8

(1) In June 2024, the shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$21,091 million.
Note: The minimum capital required (MCR) totaled R$13.6 billion in May 2024.

Income from insurance, pension plans and capitalization bonds +16.2% vs. 1Q24



Net Income and ROAE
%
20.9
24.5
23.9
24.8
19.8
22.1
R$ million
1,806
2,372
2,354
2,486
1,950
2,197
768
1,494
1,301
1,412
1,142
1,379
603
486
606
580
308
310
265
243
262
307
320
335
170
150
186
186
180
173
2Q22
2Q23
3Q
4Q
1Q24
2Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

In 2Q24, the continued good performance of the income from insurance, pension plans and capitalization operations is influenced, substantially, by the increase in premium revenues, pension contributions and capitalization revenues.

Performance 2Q24 vs. 1Q24	Revenues	Claims	Marketing Index	Financial Results
Life and Pension Plans	△	▽	△	△
Health	△	▽	-	▽
Capitalization Bonds	△	-	-	▽
Property & Casualty and Others	△	△	△	▽

In 1H24, premium revenues, pension contributions and the revenues with capitalization bond of products marketed by self-service in digital channels reached R$2.7 billion, reaching 2.2 million products sold, with a 42.2% increase in the quantity of products.

revenues from premiums, pension contributions and capitalization bonds and insurance operating income

Revenues From Premium, Pension Contributions and Capitalization Bonds Revenues – Revenue and Administrative Efficiency Ratio



%
3.7
3.5
3.6
3.7
4.1
3.7
3.8
3.7
3.6
R$ million
23,645
25,149
24,495
24,997
25,463
28,165
27,999
27,951
30,200
11,416
11,870
11,168
11,338
11,380
13,422
13,153
13,169
14,801
2,086
2,429
2,312
2,135
2,410
2,501
2,286
2,097
2,410
8,574
9,131
9,527
9,949
10,222
10,585
10,986
11,103
11,300
1,569
1,719
1,488
1,574
1,451
1,656
1,574
1,582
1,689
2Q22
3Q
4Q
1Q23
2Q
3Q
4Q
1Q24
2Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Retained Claims



%
80.9
80.5
80.2
82.1
81.1
80.9
80.3
78.4
78.5
R$ million
19,048
29,050
39,417
11,076
22,166
33,721
45,269
11,626
23,148
6M22
9M22
12M22
3M23
6M23
9M23
12M23
3M24
6M24
Retained Claims
Claims

Income From Insurance, Pension Plans and Capitalization Bonds



R$ million
3,707
3,469
4,300
3,669
4,841
4,624
4,745
3,997
4,644
1,959
1,460
2,241
2,023
2,074
1,744
2,204
1,810
1,888
1,748
2,009
2,059
1,646
2,767
2,880
2,541
2,187
2,756
2Q22
3Q
4Q
1Q23
2Q
3Q
4Q
1Q24
2Q
Operating Income
Financial Result

The continued good performance of revenues from premiums, pension contributions and the capitalization bonds, and the growth of the financial income, contributed to the evolution of the income from operations in the quarter.

technical provisions and insurance activity indicators

Technical Provisions

The technical provisions totaled R$382.4 billion in June 2024, an increase of 12.3% in 12 months and 2.6% in the quarter, with higher provisions in the “Life”, “Pension” and “Health” segments.



R$ million
307,819
316,560
324,024
332,905
340,542
349,569
360,803
372,673
382,390
277,831
286,047
292,954
300,734
308,090
316,949
327,498
338,282
346,713
15,598
15,477
15,599
16,572
16,609
16,570
17,174
18,354
19,310
8,803
8,949
9,134
9,163
9,154
9,121
9,200
9,232
9,343
5,587
6,087
6,336
6,435
6,689
6,930
6,931
6,805
7,024
June22
Sept
Dec
Mar23
June
Sept
Dec
Mar24
June
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Marketing Index

Combined Ratio



%
91.2
89.2
91.8
93.0
91.2
91.3
89.4
89.1
89.7
102.7
101.3
103.5
104.5
101.3
103.0
99.9
100.2
100.3
96.4
90.9
91.1
95.4
93.5
90.1
90.3
95.1
95.9
60.9
55.1
62.8
59.5
63.3
62.4
58.5
54.8
55.8
2Q22
3Q
4Q
1Q23
2Q
3Q
4Q
1Q24
2Q
Life
Health
Auto/P&C
Total (1)

(1) Excluding additional reserves.

Claims Ratio



%
80.2
80.5
78.5
78.4
78.6
91.5
92.4
89.8
89.7
89.6
59.4
57.3
53.2
55.3
60.6
41.3
43.4
42.1
38.9
36.9
36.8
29.1
33.9
35.0
33.5
2Q23
3Q
4Q
1Q24
2Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Acquisition Cost Ratio



%
7.0
6.8
6.6
6.7
6.8
19.7
18.9
19.1
19.3
19.3
16.3
16.4
16.2
15.9
16.1
14.8
14.9
15.1
14.8
15.6
4.0
3.7
3.6
3.8
3.8
2Q23
3Q
4Q
1Q24
2Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

insurance | additional information

Number of Contracts / Clients – Bradesco Vida e Previdência


In thousand
30,838
2,948
27,890
29,642
2,971
26,671
28,264
2,996
25,268
27,691
3,031
24,660
27,975
3,066
24,909
June23
Sept
Dec
Mar24
June
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
3,892
111
3,781
3,871
110
3,761
3,856
108
3,748
3,755
107
3,648
3,756
106
3,650
June23
Sept
Dec
Mar24
June
Company Health Plans
Individual Health Plans

Number of Auto/P&C Policyholders


In thousand
3,030
1,507
1,523
3,003
1,492
1,511
3,031
1,546
1,485
2,972
1,523
1,449
3,025
1,582
1,443
June23
Sept
Dec
Mar24
June
Auto/Optional Third-Party Liability
P&C

Number of Clients (Capitalization Bonds)


In thousand
3,154
3,146
3,133
3,179
3,201
June23
Sept
Dec
Mar24
June

basel

Total Ratio

15.2%

Tier I Ratio

12.6%

Common Equity Ratio

11.1%

Our ratios remained above the regulatory limits, due to the capacity to generate capital (net income) and prudential adjustments, which absorbed the increase in risk-weighted assets (RWA), remuneration to the shareholders and MTM of securities - equity valuation adjustments.

Changes in the Tier I Ratio in the quarter



%
Limits since April, 2022(1)
9.50% Tier 1
8.00% Additional Capital
12.7
1.5
11.2
0.5
(0.2)
(0.3)
0.3
(0.4)
12.6
1.5
11.1
Mar24
Net Income
MTM of Securities - Equity Valuation Adjustments
Remuneration to the Shareholders
Effects of Prudential Adjustments
Risk-Weighted Assets
June24
Common Equity
Additional Capital

(1) Refers to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity.



%
15.6
13.3
1.4
11.9
2.3
June22
15.8
13.6
1.5
12.1
2.2
Sept
14.8
12.4
1.5
11.0
2.4
Dec
15.1
12.6
1.5
11.1
2.5
Mar23
15.5
12.9
1.5
11.4
2.7
June
16.0
13.4
1.6
11.8
2.5
Sept
15.8
13.2
1.6
11.7
2.6
Dec
15.4
12.7
1.5
11.2
2.6
Mar24
15.2
12.6
1.5
11.1
2.6
June
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

guidance, indicators & economic perspectives

The following table shows our result estimates for 2024, without changes to the initial guidance previously disclosed. It is worth noting that the initial guidance was prepared on an annual basis, therefore, the performance in the first half of the year should not be compared with the annual estimate due to seasonality, bases for comparison between periods and expected performance by the end of the year for each line.

	2024	
Guidance	**Annual indicator**	**1H24 vs. 1H23**
Expanded Loan Portfolio	7% to 11%	5.0%
Net Interest Income	3% to 7%	(7.5%)
Fee and Commission Income	2% to 6%	3.9%
Operating Expenses (Personnel + Administrative + Other)	5% to 9% (1)	7.6%
Income from Insurance, Pension Plans and Capitalization Bonds	4% to 8%	1.5%
Expanded loan loss provisions - R$ billion	R$35 to R$39	R$15.1

(1) Administrative and personnel expenses grow in line with inflation.

	2Q24	1Q24	2Q23	1H24	1H23
\\ Main Indicators (%)					
Interbank Deposit Certificate (CDI)	2.53	2.62	3.15	5.22	6.50
Ibovespa	(3.28)	(4.53)	15.91	(7.66)	7.61
USD – Commercial Rate	11.26	3.20	(5.14)	14.82	(7.64)
General Market Price Index (IGP-M)	2.02	(0.91)	(4.65)	1.09	(4.46)
Extended Consumer Price Index (IPCA)	1.05	1.41	0.76	2.48	2.87
Business Days (#)	63	61	61	124	124
Calendar Days (#)	91	91	91	182	181
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.5589	4.9962	4.8192	5.5589	4.8192
CDS 5 years (Points)	170	138	177	170	177
Selic - Base Interest Rate (% p.a.)	10.50	10.75	13.75	10.50	13.75
BM&F Fixed Rate (% p.a.)	11.18	9.85	11.72	11.18	11.72

Bradesco Forecast

%	2024	2025
USD - Commercial Rate (year-end) - R$	5.30	5.10
Extended Consumer Price Index (IPCA)	4.1	3.4
General Market Price Index (IGP-M)	4.0	3.8
Selic (year-end)	10.50	10.50
Gross Domestic Product (PIB)	2.3	1.5

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